AMERIGROUP CODE OF BUSINESS CONDUCT AND ETHICS

1.	Introduction – Commitment to Compliance

AMERIGROUP Corporation, including its subsidiaries and affiliates (“AMERIGROUP”), its associates, officers and Directors are committed to full compliance with all applicable federal and state health care program requirements; maintaining the highest ethical standards in the conduct of their business; and maintaining a work environment that promotes and requires compliance with applicable governing laws. For purposes of this document, “affiliates” means all owners, contractors, subcontractors and agents of AMERIGROUP.

The Code of Business Conduct and Ethics (the “Code”) shall be posted on AMERIGROUP’s corporate website, www.amerigroupcorp.com, and on AMERIGROUP’s intranet site, ART, and the internal Compliance Program Resource Portal.

The Code reflects AMERIGROUP’s missions and values. It holds each person and entity accountable for their actions and/or omissions and must be part of AMERIGROUP’s day-to-day operations. AMERIGROUP has a zero tolerance policy for fraudulent or abusive activities by its associates, officers and Directors.

2.	Code of Business Conduct and Ethics Operation

AMERIGROUP requires each associate, officer, Director and affiliate to operate ethically and adhere to the Code, AMERIGROUP policies and procedures, applicable laws and regulations, and the Corporate Integrity Agreement (the “CIA”) entered into between AMERIGROUP and the U.S. Department of Health and Human Services’ Office of Inspector General. Compliance with the Code is a condition of employment or association with AMERIGROUP. To ensure this, each associate, officer, Director and Covered Person, as defined under the CIA, is required to read the Code, participate in annual training and acknowledge in writing his or her understanding of the Code and agreement to abide by it. Each AMERIGROUP Director must acknowledge in writing his or her understanding of the Code and agreement to abide by it on an annual basis at the Board meeting in which the Yearly Compliance Review report is presented.

It is AMERIGROUP’s policy to comply with all applicable laws, rules and regulations related to its operation and to act in an honest and ethical manner at all times. No associate, officer, Director or affiliate should ever assume or read between the lines that AMERIGROUP wants him or her to violate a law or regulation or to act unethically even if asked to do so by a supervisor.

3.	Code of Business Conduct and Ethics Associate Training

In addition to completing the training required under the CIA, each associate of AMERIGROUP must successfully complete compliance training on the Code of Business Conduct and Ethics within sixty days of joining AMERIGROUP and annually thereafter.

Supervisors must ensure that each associate under his or her supervision completes this training. If an associate has failed to successfully complete compliance training, the associate’s employment with AMERIGROUP may be terminated.

4.	Express Your Ethics – Compliance Reporting

As part of the obligations of the Code, each associate, officer, Director and affiliate covered under the Code is required to report any suspected or observed misconduct, including violations of law or policy or procedure.

For ease in reporting, AMERIGROUP created anonymous hotlines that may be utilized in lieu of making a report directly to the Chief Compliance Officer. The Chief Compliance Officer is responsible for the day-to-day compliance with the Code. The Nominating and Corporate Governance Committee (the “Nominating Committee”) of the AMERIGROUP Board of Directors oversees the operation of the Code and receives direct reports from the Chief Compliance Officer. Associates should refer to ART for the specific policies and procedures related to the duties of the Chief Compliance Officer and the Compliance Committee(s).

The hotlines are accessible by calling 1-877-660-7890 (AMERIGROUP associates only) or visiting http://amerigroup.silentwhistle.com or www.silentwhistle.com. Note: if you use www.silentwhistle.com you will need to type in AMERIGROUP under the company name.

Reporting Financial Issues: Any associate may submit, on a confidential, anonymous basis, any concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters by identifying the concern in writing and forwarding the report in a sealed envelope to the Corporate Secretary. The outside of the envelope must include the language “To be opened by the Audit Committee only.”

Associates wishing to discuss the report with the Audit Committee must include a contact number with the report so that the Audit Committee can contact the associate if it deems the discussion necessary to address the reported concerns.

Associates who do not wish to submit the sealed report to the Corporate Secretary may also utilize the anonymous hotlines. In such an instance, the General Auditor will be notified so that an investigation and report may be made to the Audit Committee.

Confidentiality and anonymity regarding those who make compliance reports and those potentially involved is maintained to the extent possible during a compliance investigation.

No associate, officer, Director or affiliate who, in good faith, reports suspected misconduct shall be retaliated against or otherwise disciplined by AMERIGROUP for making such an allegation.

In addition to their individual compliance obligations, supervisors and managers have an affirmative obligation to maintain a working environment that encourages associates or others to report instances of suspected or actual non-compliance. Supervisors and managers who receive reports of and/or observe suspected or actual non-compliance activities must promptly make the Chief Compliance Officer aware of such reports.

5.	Nonretaliation

No associate, officer, Director or affiliate who, in good faith, reports suspected misconduct shall be retaliated against or otherwise disciplined by AMERIGROUP for making such an allegation.

An associate, officer, Director or affiliate who believes that he or she is being retaliated against for following the Code of Conduct and Business Ethics and/or reporting a suspected violation of the Code should notify the Chief Compliance Officer and/or Associate Services.

6.	Administration of the Code of Conduct and Ethics

The Code will be administered by the Nominating Committee. The Nominating Committee has the authority to issue interpretations of the Code and propose amendments thereto.

The Board of Directors must approve all amendments to the Code. The Board of Directors must approve any waivers from the Code for members of the Board of Directors or executive officers of AMERIGROUP.

Disclosures of Waivers: Any waiver of the Code for Directors or executive officers shall be disclosed to the public on AMERIGROUP’s website within five business days after the waiver is granted.

7.	Corrective Actions

Failure to comply with the Code, AMERIGROUP’s policies and procedures, or the applicable laws and/or regulations may result in corrective action up to and including termination from employment or association with AMERIGROUP, and in appropriate cases may involve civil or criminal sanctions. Such failure may also result in the imposition of administrative, civil, or criminal sanctions on AMERIGROUP by enforcement entities.

Failure to abide by the Code or the applicable laws and/or regulations may result in the imposition of penalties on AMERIGROUP up to and including exclusion from contracting with federal or state agencies. Similar corrective actions may be applied in those instances in which an individual and/or AMERIGROUP fail to report suspected or identified noncompliance.

8.	Conduct Under The Code

A.	Compliance with Regulatory and Health Plan Contract Requirements

AMERIGROUP will comply with all federal, state, and local laws and regulations that apply to our business as well as the terms of all contracts with state or federal agencies covering our health plans. We will not pursue any business initiative or opportunity that requires us to act illegally or in violation of our contractual obligations.

•	Each associate is expected to know the basic laws, regulations, and contract requirements that apply to his or her job. Associates are also expected to know and follow Company policies and procedures and to utilize compliance-related processes and systems.

•	The Company will not employ or contract with any person or entity that is ineligible to participate in federal health care programs.

•	Suspected violations of law, health plan contracts, or Company policy must be promptly reported to a supervisor, Plan Compliance Officer (PCO), the Chief Compliance Officer or another Company official.

Among the most important of the Company’s regulatory and contractual obligations are:

•	Prohibition on Discrimination in Marketing and Enrollment. AMERIGROUP does not engage in any marketing, enrollment, medical management, provider contracting, or other policy or practice designed to prevent or discourage enrollment in a health plan or require or encourage disenrollment from a health plan by any eligible Medicare or Medicaid beneficiary based on race, ethnicity, national origin, religion, sex, mental or physical disabilities, sexual orientation, genetic information or health status.

Among the factors relating to the health status which may not be considered for marketing or enrollment purposes are medical condition, claims experience, utilization of health care service, medical history, genetic information, evidence of insurability, and disability.

Federal law also prohibits discrimination against providers that serve high risk populations or that specialize in conditions that require costly treatment. AMERIGROUP will not select or terminate providers based on these factors.

•	State and Federal Marketing Rules. All of the Company’s health plans are subject to restrictions on marketing and other promotional activities. These typically include requirements for state or federal agency review and/or approval of marketing materials and activities. These rules also require that all sales and marketing presentations and literature fairly and accurately describe our services All AMERIGROUP associates, agents, and contractors are expected to comply with these requirements and not to engage in any form of deceptive sales or marketing practices.

•	Government Reporting. All required filings and reports to federal, state, and local government authorities must be made accurately and in a timely manner. False statements contained in a government filing or report could subject the Company and the individual(s) responsible for the filing or report to civil or criminal penalties. Associates responsible for providing information to be included in a report or filing to be signed by a more senior manager are responsible for ensuring the accuracy of the information and for affirmatively disclosing any problems or concerns with the process or content of the report or filing before it is submitted. Documentation and work papers used to prepare or support information contained in a government report or filing must be retained in accordance with Company record retention policies.

•	Kickbacks and Other Improper Inducements. Federal and many state laws make it a crime to offer or receive payments of other benefits in exchange for the referral of Medicaid, Medicare, or federal health care program beneficiaries. Restrictions also apply to the value of gifts or other concessions offered to prospective members. As applied to managed care organizations, these laws prohibit payments to providers, physicians, or community leaders for the express or implied purpose of steering potential members to a particular health plan.

•	Contract Performance Standards. Each of AMERIGROUP’s health plan contracts include a number of specific performance standards related to network adequacy, permissible forms of marketing activities, quality of care, and responsiveness to member rights including enrollee concerns or complaints. Meeting these standards is consistent with the Company’s commitment to integrity and responsiveness in addressing the health needs of health plan populations and failure to do so may subject the Company to financial or other penalties. The Company has developed a number of internal controls to promote and monitor compliance with these standards.

B.	Access to and Quality of Care. Each associate, officer and Director must at all times remain committed to the Company’s obligations to promote the delivery of high quality health care to AMERIGROUP health plan members. While AMERIGROUP is not a provider of direct medical care, the Company’s goal is to provide access to quality care for health plan members. As a result of this focus, AMERIGROUP personnel must guard against any actions including those described below that may create a situation in which members are unable to access care or cause its members to receive substandard care:

•	Failing to contract with sufficient providers in the geographic service area to handle enrollee membership;

•	Delaying or failing to approve timely submitted medically necessary referrals or other required pre-authorizations for care;

•	Using overly-restrictive utilization review procedures or standards to deny reasonable access to medically appropriate care for plan members; or

•	Denying payment of claims that meet claims requirements and otherwise qualify for coverage.

All associates, officers, and Directors should keep in mind that this list is not all inclusive and that each person has an obligation to avoid actions or inactions that could undermine the Company’s mission to provide access to quality health care for health plan members.

C.	Conflict of Interest

Associates, officers and Directors must conduct themselves in a manner that avoids actual or apparent conflicts of interest and that protects AMERIGROUP’s business reputation.

A conflict of interest arises when an associate’s, officer’s or Director’s judgment is or may be influenced by considerations of improper personal gain or benefit to the associate, officer and Director or another person. The following are general examples of conflicts of interest.

Business Opportunities/Vendor Relationships: Conflicts may arise from the affiliation of an associate or officer with a business entity that is a competitor, customer, provider or supplier, or otherwise does business with AMERIGROUP.

Associates, officers and Directors owe a duty to AMERIGROUP to advance its legitimate interests when the opportunity to do so arises. Any associate, officer or Director who learns of a business or investment opportunity through the use of corporate property or information or their position at AMERIGROUP, such as from a competitor, actual or potential customer or business associate of AMERIGROUP, may not participate in the opportunity or make the investment without the prior written approval of the Chief Compliance Officer. Directors must obtain the prior written approval of the Board of Directors. Such an opportunity should be considered an investment opportunity for AMERIGROUP in the first instance. Associates, officers and Directors may not use corporate property or information or their positions at AMERIGROUP for improper personal gain and may not compete with AMERIGROUP.

Duty to Report:

As conflicts are not always clear-cut, each associate has an obligation to report all transactions or relationships that reasonably could be expected to give rise to a conflict. Because it is impossible to outline every potential conflict, associates should recognize that the appearance of a conflict of interest may be just as damaging to AMERIGROUP’s reputation as a real conflict, even when no wrong is done. Associates must make a full and timely disclosure of any situation that may result in a conflict of interest or the appearance of a conflict. Such reports must be made to the associate’s, officer’s or Director’s manager and the Chief Compliance Officer. Decisions as to whether there is a conflict or the appearance of one will be determined by AMERIGROUP under the direction of the Chief Compliance Officer.

Director Conflicts: Directors can also face potential conflicts of interest or business relationships could affect their status as an independent Director. Certain actions or interests held by a Director can make it difficult to perform his or her work for AMERIGROUP in an objective and effective manner.

Duty to Report:

As conflicts are not always clear-cut, Directors shall report any potential conflicts to and are encouraged generally to consult with the Corporate Secretary or General Counsel. The Corporate Secretary or General Counsel will then consult with the Chairman of the Board or the full Board as necessary.

Family and Personal Relationships – Duty to Report: When a family member or close friend of an associate living in the same household works for a competitor, customer, provider or supplier of AMERIGROUP, a potential conflict exists as there is a chance for favoritism or inappropriate sharing of confidential information. This must be reported by the associate to the Chief Compliance Officer.

Gifts and Favors: Associates, officers and/or Directors shall not accept gifts, payments, fees for services, discounts, valuable privileges or other favors which would or might appear to improperly influence them in the performance of their duties.

Travel and Entertainment: AMERIGROUP pays or reimburses legitimate travel expenses in accordance with its expense policy. Business related entertainment may be accepted or provided as long as it is reasonable under all circumstances and is consistent with AMERIGROUP’s mission and values. Entertainment would be unreasonable if it could be perceived to influence the recipient’s business decision related to AMERIGROUP. Even modest entertainment should be refused if it could appear to a reasonable observer that the entertainment would unduly influence the recipient’s business decisions.

If an associate uses AMERIGROUP suppliers, contractors or associates for personal business, the associate is expected to pay fair market value for services rendered and materials provided. Although the use of associates for the personal business interests of fellow associates, officers or Directors is not absolutely prohibited, it is highly discouraged.

Offers to Third Parties. Associates, officers, and Directors may not use gifts, entertainment, or travel to induce the referral or retention of federal health plan members (e.g., Medicaid or Medicare) to the Company. Although modest gifts and entertainment that are consistent with contractual limitations or accepted rules of business etiquette are generally not objectionable, excessive gifts or entertainment to providers or community leaders that suggest the existence of an express or implicit link between such activities and the referral of members to AMERIGROUP health plans are not permitted and can be subject to criminal prosecution under federal and state anti-kickback laws.

Loans and Guarantees of Obligations: AMERIGROUP may not make or arrange for loans, guarantees or extensions of credit to its associates, officers and Directors. Associates, officers and Directors or their family members are prohibited from soliciting or accepting loans or guarantees of obligations from third parties who are vendors to AMERIGROUP.

D.	Record Keeping and Use of AMERIGROUP Resources

Associates must establish and maintain a system of internal accounting controls designed to prevent unauthorized, unrecorded or inaccurately recorded transactions and permit the preparation of financial statements according to generally accepted accounting principles.

Associates must ensure that reports and documents filed or submitted by AMERIGROUP to the Securities and Exchange Commission and in other public communications contain full, fair, accurate, timely and understandable disclosures.

Associates must maintain business records in accordance with AMERIGROUP’s document and record information management policies and procedures.

All communication systems and other property, including, but not limited to, electronic mail, internet access or voice mail are the property of AMERIGROUP Corporation and are to be used primarily for business purposes. While highly limited personal use is permitted, each associate should assume that the communications are not private.

AMERIGROUP maintains the right to monitor each associate’s communication uses including web sites accessed via the internet.

Personal use of general office supplies including, but not limited to, paper, pens and stamps is considered theft by AMERIGROUP and will subject the associate to corrective action under AMERIGROUP’s policies and procedures.

E.	Fraud, Abuse, Dishonesty, or Criminal Conduct

Fraud, abuse, dishonesty, or criminal conduct involving the operations of AMERIGROUP is prohibited and will not be tolerated.

Fraud is a broad concept that refers generally to any intentional act committed to secure an unfair or unlawful gain.

Abuse refers to an activity that is not consistent with generally accepted business, medical, or fiscal standard practices.

Financial Fraud generally involves one of the following categories:

Fraudulent financial reporting: This generally involves earnings management arising from improper revenue recognition, and overstatement of assets or understatement of liabilities.

Misappropriation of assets: This involves internal or external schemes including embezzlement, payroll fraud and theft.

Expenditures and liabilities for improper purposes: This type of financial fraud includes commercial and public bribery, kickbacks or other improper payment schemes.

Fraudulently obtained revenue and assets, and costs and expenses avoided: This generally involves schemes in which an entity commits a fraud against its associates or third parties. It also includes situations in which an entity improperly avoids an expense such as tax fraud.

Duty to Report:

Suspected or identified conduct on the part of anyone inside or outside AMERIGROUP that violates the Code must be reported immediately to the Chief Compliance Officer.

Each associate, officer, Director and affiliate must cooperate with, and be truthful during, all authorized investigations.

If an associate, officer, Director or affiliate subject to the Code is contacted by any law enforcement or other governmental agency about actual or suspected illegal conduct of any kind, such contact must be reported immediately to the Chief Compliance Officer.

F.	Securities Transactions and Other Corporate Opportunities

Associates, officers and Directors are required to follow and abide by the applicable trading policies adopted by the Company and identified as follows: Policy Statement on Trading in Company Securities by Employees and the Policy Statement on Trading in Company Securities by Directors and Officers.

G.	Intellectual Property

Intellectual property used by AMERIGROUP, whether owned or licensed from others, is a valuable asset and must be protected from unauthorized use or disclosure.

Each associate, officer and Director is responsible for the proper handling of all intellectual property under his or her control. This includes all names, logos, trademarks, patents, service marks and copyrights. All associates, officers and Directors must abide by AMERIGROUP’s policies and procedures for the use and protection of intellectual property.

H.	Safeguarding Member Health Information and Other Proprietary, Confidential or Non-Public Information

Member health information and other proprietary, confidential or nonpublic information related to AMERIGROUP and/or entities with which it conducts business must be handled properly in order to protect such information from inappropriate access, use and disclosure. All associates and vendors are required to abide by the rules and regulations of the Health Insurance Portability and Accountability Act (HIPAA).

AMERIGROUP has specific policies in place that must be followed to protect the privacy of such information. AMERIGROUP has designated a Privacy Officer to oversee its privacy policies that are available on ART.

AMERIGROUP also maintains a building security system in each location and requires its associates to wear and/or display identification badges at all times. Identification badges are required for all associates, temporaries, vendors and visitors. Detailed information on identification badges is located on ART.

While AMERIGROUP recognizes that associates participate in global, on-line conversation outside of work hours, it is important for associates who do so to understand what is recommended, expected and required if they discuss AMERIGROUP-related topics. To this end, all associates must abide by and follow AMERIGROUP’s policies and procedures on the release of non-public information. Associates must refrain from posting Company information on public spaces, social networking sites or blogs.

I.	Business and Trade Practices

All associates, officers, Directors and affiliates are expected to comply fully with all federal and state laws and regulations applicable to AMERIGROUP’s businesses and with all applicable Company policies. Compliance with these laws, regulations and rules is periodically tested by market conduct examinations and other regulatory inquiries.

•	Each associate, officer, Director and affiliate has a duty to consult with the Chief Compliance Officer on any matter relating to actual or potential noncompliance with any law or regulation or any of the Company’s contractual commitments.

•	Each associate, officer, Director and affiliate must adhere to appropriate procedures governing the retention and destruction of records consistent with applicable laws, regulations, Company policies and business needs.

•	Each associate, officer, Director and affiliate must adhere to the applicable laws, regulations, Company policies and business needs surrounding managed care including, but not limited to, the prohibition on discrimination based on healthcare status or needs, race, color or national origin.

J.	Government Contracting

When AMERIGROUP accepts government contracts, it has an obligation to ensure that it administers those contracts in a manner that fully complies with contracting laws and regulations.

Each associate, officer, Director and affiliate must comply fully with all federal, state and local laws regulating government contracting.

•	Managers and officers must abide by specific rules governing the recruitment and employment of current or former government employees.

•	Associates and officers must comply with all laws that apply in the countries where AMERIGROUP does business.

•	Associates and officers must be accurate and complete in all representations and certifications in negotiating or administering government contracts. The submission of a proposal, quotation, reconciliation, rate submission, certification or other document or statement that is false, incomplete or misleading can result in liability for both the company and the associate, officer and Director. Questions should be directed to legal counsel.

K.	Employment Practices

Employment decisions must be based only on an associate’s or applicant’s qualifications, demonstrated skills and achievements without regard to race, color, sex, national origin, religion, age, disability, veteran status, citizenship, sexual orientation, gender identity or marital status.

For specific information regarding AMERIGROUP’s policies and procedures related to employment practices or other categories identified in the Code, associates should refer to ART or consult their manager or designated Associate Services Representative.

Equal Opportunity and Affirmative Action:

It is the Company’s policy to provide opportunities for recruitment, hiring, training and promotion to qualified applicants without regard to race, color, sex, age, religion, national origin, disability or veteran status, or other protected classifications.

Associates are responsible for administering all Company programs and benefits according to their terms, without discrimination.

Duty to Report: Suspected discriminatory treatment of an associate or applicant must be reported immediately to the Chief Compliance Officer.

Work Environment: All associates are entitled to be treated with respect and dignity. This includes maintenance of a work environment free of harassment.

1)	Sexual Harassment and Non-fraternization: ART contains detailed information on associates’ and managers’ responsibilities with respect to sexual harassment including the duty to report. As part of each associate’s responsibility to maintain an atmosphere that is free of harassment, all associates are required to follow and abide by AMERIGROUP’s non-fraternization policy as outlined on ART. This policy includes a requirement for all associates to avoid situations in which a personal relationship may create an actual or perceived conflict of interest, cause disruption or create a negative or unprofessional work environment. The policy also expressly prohibits supervisors from dating subordinate associates in the supervisor’s direct chain of command.

Unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature constitute sexual harassment when:

a)	Submission to such conduct is made either explicitly or implicitly a term or condition of employment or as a basis for an employment decision, or

b)	Such advances, requests or conduct have the purpose or effect of unreasonably interfering with an individual’s work performance or creating an intimidating, hostile, humiliating or sexually offensive work environment.

Nepotism: Any associate, officer or Director who may report directly or indirectly to a person who is a relative or to a person with whom the associate, officer or Director has a close personal relationship that may adversely affect such manager’s ability to supervise objectively and effectively must disclose the relationship to (i) his or her managers at a higher level than that at which the relationship exists, and (ii) to the Chief Compliance Officer.

L.	Political Contributions

AMERIGROUP believes that being a good corporate and individual citizen involves voting and being involved in campaigns that affect us. However, there are rules on what AMERIGROUP and its associates can and cannot do relative to elections and political activities. AMERIGROUP works very hard to make certain that we comply with both the spirit and the intent of all applicable state and federal elections laws.

M.	Fair Dealing

Each associate, officer, Director and affiliate must deal fairly with the customers, competitors and employees of AMERIGROUP. AMERIGROUP depends on its reputation for quality, service and integrity. Associates, officers, Directors and affiliates must never take unfair advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.